UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders(“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2017 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 30, 2018, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit results and Business reports for the Fiscal Year 2017 (from January 1, 2017 to December 31, 2017)

b) Agenda to be proposed for resolution

Agendum	1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2017
2: Approval of Reappointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2018

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 20171)

1) The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2017. In accordance with First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2016. The financial information below has been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). Detailed information will be provided at the Annual General Meeting.

<Summary of Non-consolidated Financial Statements>

	2016	2017		2016	2017
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	52,650	111,417	Revenues	34,961	119,423
Total liabilities	20,226	66,384	Operating Income	5,436	13,676
Capital stock	3,474	3,474	Income before income tax	2,994	13,922
Total shareholders’ equity	32,424	45,033	Net Income(loss)	(226)	12,982

2) The statement of disposition of retained earnings for the fiscal year 2016 provided below is prepared in accordance with K-IFRS. Such statement is different from the statement of disposition of accumulated deficit for the fiscal year 2016, prepared in accordance with Korean Accounting Standards for Non-Public Entities, which was previously approved at the AGM on March 30, 2017.

	2016		2017
	(In millions of Korean Won)
Retained earnings before appropriation		705		14,424
Unappropriated retained earnings carried over from prior year2)	931		1,442
Net Income(loss)	(226)		12,982
Disposition of accumulated deficit		737		-
Transfer from capital surplus	737		-
Unappropriated retained earnings carried forwards to subsequent year		1,442		14,424

<Summary of Consolidated Financial Statements3)>

	2016	2017		2016	2017
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	55,743	115,883	Revenues	51,397	141,623
Total liabilities	25,096	71,885	Operating Income	3,858	14,138
Capital stock	3,474	3,474	Income before income tax	3,826	14,458
Total shareholders’ equity	30,647	43,998	Net Income	587	13,314

3) The consolidated subsidiaries as of December 31, 2016 and as of December 31, 2017 are NeoCyon, Inc., Gravity Interactive, Inc., Gravity Games Corporation and Gravity Entertainment Corporation.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2018:

Name	Major experience

Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Interactive, Inc., Director (2014-present)

Gravity Games Corporation, Director (2010-present)

GungHo Online Entertainment, Inc., General Manager, GV Business Division(Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Games Corporation, Director (2010-present)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division(Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Name	Major experience

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

High School affiliated with Chiba University of Commerce (1992)

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director(2014-present)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Auditor (2011-2015), Director (2015-Present)

GAME ARTS Co.,Ltd., Director(2017-present)

PlayPhone,Inc., Director(2015-present)

GungHo Gamania Co., Ltd., Director(2015-present)

Kyushu Sangyo University, B. Com.(1987)

Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)

Mungyung Monorail, Director and Chief Operating Officer (2007-present)

Korea Urban Railway Association, Director (2014-present)

Member of the New York State Bar Association (2006-present)

Korea Monorail, Global Director (2017-present)

BauBau Lab. ltd. CEO (2018-present)

Boston University School of Law, LL.M. (2005)

Kennedy School of Government, Harvard University, M.P.A. (2004)

Tokyo University, LL.B. (1994)

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

Shanghai International Arbitration Center, Arbitrator (2013-present)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Merry Year International, Director (2014-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2018

- For 2018, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 9, 2018